                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended June 30, 2001
                                   -------------------------------------------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ____________________ to _____________________

Commission file number 1-12541
                       -------

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

         EMPIRE STEEL CASTINGS, INC. 401(k) PROFIT SHARING PLAN FOR
         UNION EMPLOYEES

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         ATCHISON CASTING CORPORATION
         400 South Fourth Street
         Atchison, Kansas  66002

    Empire Steel
    Castings, Inc. 401(k)
    Profit Sharing Plan for
    Union Employees

    Financial Statements as of and for the Years
    Ended June 30, 2001 and 2000, Supplemental
    Schedules as of and for the Years Ended June 30,
    2001 and 2000, and Independent Auditors' Report

EMPIRE STEEL CASTINGS, INC.
401(K) PROFIT SHARING PLAN FOR UNION EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                  4-7

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions for the
      Year Ended June 30, 2000                                                                                     8

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions for the
      Year Ended June 30, 2001                                                                                     9

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes                      10
      at the End of Year June 30, 2001

Note:  Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Empire Steel Castings, Inc.
   401(k) Profit Sharing Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of the Empire Steel Castings, Inc. 401(k) Profit Sharing Plan for Union
Employees (the "Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the
Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2001 and June 30,
2000, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
December 27, 2001

EMPIRE STEEL CASTINGS, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000
----------------------------------------------------------------------------------------------------------

ASSETS                                                    2001     2000

INVESTMENTS:
  Mutual funds                                         $   974   $
                                                        -------   --------

            Total investments                              974

CONTRIBUTIONS RECEIVABLE:
  Employer                                              14,198     4,485
  Participant                                              214
                                                       --------  -------

            Total contributions receivable              14,412     4,485
                                                       -------   --------

NET ASSETS AVAILABLE FOR BENEFITS                      $15,386   $ 4,485
                                                       =======   =======

See notes to financial statements.

                                      -2-

EMPIRE STEEL CASTINGS, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2001 AND 2000
---------------------------------------------------------------------------------------------------------------------------------

                                                     2001      2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividend income                    $     2   $
    Net appreciation in fair value of investments        17
                                                    -------   -------

            Net investment income                        19
                                                    -------   -------

  Contributions:
    Employer                                          9,713     4,485
    Participant                                       1,169
                                                    -------   -------

            Total contributions                      10,882     4,485
                                                    -------   -------

NET INCREASE                                         10,901     4,485

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   4,485
                                                    -------   -------

  End of year                                       $15,386   $ 4,485
                                                    =======   =======

See notes to financial statements.

                                      -3-

EMPIRE STEEL CASTINGS, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Empire Steel Castings, Inc. 401(k) Profit
      Sharing Plan for Union Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan sponsored by Empire
      Steel Castings, Inc. (the "Company" or "Plan Sponsor"). Prudential
      Investments ("Prudential") serves as custodian of the Plan. An individual employed by the Plan Sponsor serves as trustee (the "Trustee") of the
      Plan. The Plan is subject to the provisions of the Employee Retirement
      Income Security Act of 1974 ("ERISA").

      Eligibility and Participation - Employees are eligible to participate in the Plan on the first day of the month immediately following the later of three months after their first day of employment or the date they attain age 18.

      An employee is not eligible to participate in the Plan if not a member of a collective bargaining unit, not covered by the collective bargaining agreement or employed prior to January 1, 1998.

      Contributions - Plan participants may contribute a portion of their pre-tax base compensation, subject to certain Internal Revenue Code
      ("IRC") limitations. The Company makes non-elective contributions equal to
      7% of the Company's net profit, defined as earnings before interest and taxes, with a minimum of 3% of straight-time earnings.

      Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      Vesting -Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution to their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after seven years of credited service or upon retirement at age 65.

      Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

      During 2001 and 2000, the investment options were as follows:

      o        Prudential Government Securities Trust - Money Market Series
      o        Prudential Stock Index Fund
      o        Fidelity Advisor Equity Income Fund
      o        Fidelity Advisor Equity Growth Fund
      o        Oppenheimer Global Fund
      o        Prudential Government Income Fund

                                      -4-

      o        MFS Massachusetts Investors Trust
      o        MFS Massachusetts Investors Growth
      o        Prudential Jennison Growth Fund
      o        Van Kampen Emerging Growth Fund
      o        Prudential High Yield Fund
      o        The Prudential Insurance Company of America Guaranteed Interest Account
      o        Prudential Small Company Fund
      o        AIM Balanced Fund
      o        Franklin Convertible Securities Fund
      o        Prudential Value Fund
      o        Atchison Casting Corporation Stock

      For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

      Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

      Participant Loans - The Plan does not permit loans to participants or beneficiaries.

      Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum or the account balance may remain in the Plan.

      Forfeitures -Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Nonvested portions of a participant's employer contribution account are forfeited and used to reduce employer matching contributions and nonelective contributions for the plan year in which the forfeiture occurs. At June 30, 2001 and June
      30, 2000, there were no forfeited nonvested accounts.

      Expenses - Expenses of the Plan are paid by either the Plan or the Plan
      Sponsor, as provided by the Plan document. No expenses were paid by the
      Plan in 2001 or 2000.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared on the accrual method of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of
      America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      The Plan invests in mutual funds that hold various securities including
      U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

                                      -5-

      Investments Valuation and Income Recognition - The Plan's investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

      Payment of Benefits - Benefit payments are recorded when paid.

3.    INVESTMENTS

      The following table presents the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30,
      2001:

                                                                           2001
                                                                         Value Per
                                                        Shares             Share             Fair
                                                       (Rounded)         (Rounded)          Value

Prudential Government Securities Trust -
  Money Market Series                                      540          $ 1.00              $ 540
Prudential Stock Index Fund                                 16            27.13               434

      During 2001, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year)
      appreciated in value by $17.

4.    PARTY-IN-INTEREST

      Certain Plan investments are shares of mutual funds managed by Prudential.
      Prudential is the custodian as defined by the Plan, therefore, these transactions qualify as party-in-interest.

5.    PLAN TERMINATION

      Although the Company has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    PLAN TAX STATUS

      The Company has adopted a nonstandardized prototype plan, which has received a favorable opinion letter from the Internal Revenue Service, dated March 11, 1994, stating that the prototype plan complied with the applicable sections of the IRC. However, the Company has not requested a determination letter, but the Plan Sponsor believes the Plan, as currently operated, is qualified and tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                      -6-

7.    NONEXEMPT TRANSACTIONS

      During the year ended June 30, 2001 and 2000, employee deferrals of $427 were withheld from certain payrolls and not remitted on a timely basis and employer contributions of $4,485, respectively, were not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the
      Plan Sponsor. All such deferrals were subsequently remitted to the Trust by the Plan Sponsor. These were prohibited transactions according to the provisions of the DOL.

8.    SUBSEQUENT EVENTS

      Subsequent to June 30, 2001, the domestic and international capital markets have experienced significant volatility with respect to certain investments and, as a result, Plan management believes that there has been significant fluctuations in the values of the Plan's investments.

      The Empire Steel Castings, Inc. plant closed October 31, 2001, but there has been no board resolution to terminate or freeze the plan.

9.    MANAGEMENT PLANS

      The financial statements and supplemental schedules have been prepared assuming that the Plan will continue as a going concern. Atchison Casting
      Corporation (the "Parent"), the parent company of the Plan Sponsor has incurred losses in operations, has a deficiency in working capital and is not in compliance with certain terms of its debt agreements. Should the
      Parent not be able to continue as a going concern, the Plan may not be able to operate as an ongoing plan.

      Management of the Parent has taken steps in an effort to improve operating performance and continues to pursue new or revised debt arrangements.
      Management believes, however, that certain of the existing loan arrangements will need to be revised or replaced to provide the Parent with additional borrowing capacity and with financial covenants within such arrangements that are achievable by the Parent. Management has recently extended and modified their credit agreements through June 30,
      2002 and continues to pursue a long-term credit facility.

                                     ******

                                      -7-

EMPIRE STEEL CASTINGS, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------------------------------------------------

           (a)                     (b)                        (c)                   (d)        (e)      (f)         (g)          (h)        (I)            (j)
                             Relationship of      Description of Transactions                                                                           Net Gain/
                              Plan, Employer     Including Maturity Date, Rate                                   Expenses                                (Loss)
       Identity of               or Other       of Interest, Collateral, Par or   Purchase   Selling   Lease   Incurred with   Cost of   Current Value   on Each
      Party Involved        Party-in-Interest           Maturity Value             Price      Price   Rental    Transaction     Asset     of Asset     Transaction

Empire Steel Castings, Inc.    Plan Sponsor       Employer contributions not
                                                  timely remitted to the Trust    $4,485*                                      $ 4,485    $ 4,485

*This represents the total amount of employer contributions that were not remitted timely to the trust by the Plan Sponsor.

                                      -8-

EMPIRE STEEL CASTINGS, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------

            (a)                     (b)                       (c)                   (d)        (e)      (f)         (g)         (h)      (I)              (j)
                              Relationship of     Description of Transactions                                                                          Net Gain/
                               Plan, Employer    Including Maturity Date, Rate                                   Expenses                               (Loss)
        Identity of               or Other      of Interest, Collateral, Par or   Purchase   Selling   Lease   Incurred with  Cost of  Current Value    on Each
      Party Involved         Party-in-Interest           Maturity Value            Price      Price   Rental    Transaction    Asset    of Asset      Transaction

Empire Steel Castings, Inc.     Plan Sponsor       Employee contributions not
                                                   timely remitted to the Trust    $427*                                       $427      $ 427

*This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

                                      -9-

EMPIRE STEEL CASTINGS, INC.
401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
     AT THE END OF YEAR
JUNE 30, 2001
------------------------------------------------------------------------------------------

(a)                 (b)                                      (c)                           (d)
                                                         Description of Investment
                                                         Including Maturity Date,
       Identity of Issue, Borrower,                      Rate of Interest, Collateral,   Current
          Lessor or Similar Party                         Par or Maturity Value           Value

 *   Prudential Government Securities Trust -            Mutual fund
       Money Market Series                               (540 shares)                    $ 540

 *   Prudential Stock Index Fund                         Mutual fund
                                                         (16 shares)                       434
                                                                                           ---

                      Total investments                                                   $ 974
                                                                                          =====

 * Represents party-in-interest to the Plan.

                                      -10-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          EMPIRE STEEL CASTINGS, INC.
                                          401(k) PROFIT SHARING PLAN
                                          FOR UNION EMPLOYEES

Date January 11, 2002                     By:  Atchison Casting Corporation, the parent of
     ----------------                          Empire Steel Castings, Inc., its Administrator

                                          By:  /s/ Kevin T. McDermed
                                                   ----------------------------------------
                                                   Kevin T. McDermed
                                                   Vice President, Chief Financial Officer,
                                                   Treasurer and Secretary

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

23                Consent of Deloitte & Touche LLP